

Market Commentary

February 8, 2024

After 2023's robust gains, large-cap equity indices produced relatively modest returns in January. The S&P 500 and Russell 1000 Growth returned +1.68 and +2.49 percent, respectively, with both measures besting their prior highs from January 2022 during the month. However, index performance was highly concentrated. Nvidia, Microsoft, Meta, and Eli Lilly contributed +149 basis points (or 88 percent) to the S&P 500's return and +247 (or 99 percent) to the Russell 1000 Growth's. Excluding those four stocks, the S&P 500 gained about +0.26 percent on a market-cap-weighted basis, and the Russell 1000 Growth returned +0.07 percent.

We still expect the Fed will start cutting rates mid-year as the economy slows and inflation continues to ebb, with three or four 25-basis points reductions by the end of 2024.

Treasury spreads imply market volatility, as measured by the CBOE Volatility Index, will rise through mid-2026 from last year's historically low levels. Moreover, the presidential election will undoubtedly add to already-high economic, policy, and geopolitical uncertainty. On average, the S&P 500 Index has moved sideways in the first half of a presidential election year but rallied in the second to deliver a +6.9 percent return. We remain focused on picking high-quality stocks with secular and/or cyclical growth drivers, especially in the electronic- and health-technology sectors.

For our latest full *Global Investment Outlook & Strategy Update*, download the *.pdf document*.

Why the Federal Reserve should cut interest rates

March 21, 2023

Too much fiscal stimulus ($6.3 trillion) combined with widespread global lockdowns disrupted the fragile economic balance. Too much stimulus hampered a recovery by reducing the percentage of the population willing/needing to work which fueled labor shortage induced inflation.

A fiscal solution was needed to solve this core source of supply-shortage-related inflation. Specifically, legislation that focused on incentivizing people to work and for businesses to hire those that have been out of the workforce.

In the absence of a fiscal solution, the Federal Reserve took it upon itself to attack inflation. However, the Fed uses monetary tools geared toward impacting the demand side of inflation.

Unfortunately, the Federal Reserve was the last to recognize inflation was more than just transitory. So instead of raising rates slowly and ceasing printing trillions of dollars when the economy first reopened, the Fed didn't begin raising rates until a year ago after year-over-year inflation had surpassed 7%.

– *View the Full Article*

The Case for Dividend Growth Investing

Until recently, dividend-based strategies have lagged the market for several years primarily due to a combination of unprecedented outperformance from high "long duration" non-dividend paying growth stocks and the lagging performance of the defensive cohort within the dividend paying universe. Going forward, we believe there are several catalysts for sustained outperformance of dividend-paying stocks. Short term catalysts include continued market volatility and the risk of a recession. Long-term catalysts likely include more subdued market returns given the probability of prolonged sluggish economic growth, geopolitical risks, and somewhat higher inflation.

- *Case for Dividend Growth Investing Presentation*

2023 Capital Gains Distribution Amounts

Click here for 2023 capital gain distribution amounts . Contact your tax advisor regarding the use of this information. Please contact an investor services representative at 800-332-5580 or *info@sitinvest.com* if any questions.